ANNUAL REPORT

BOXABL INC.



5345 E. N. Belt Road

North Las Vegas, NV 89115

In this Annual Report the term *the term "Boxabl", or "the company" refers to Boxabl, Inc.*

The company, having offered and sold Series A Preferred Stock and Series A-1 Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at https://www.boxabl.com/.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Boxabl Overview

Boxabl is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the "Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our Casita Box, an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area.

We believe there is significant market interest in our product based on receiving reservations of interest from over 70,000 customers through our Room Module Order Agreement, some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. We have also almost completed delivering on an order received from ADS, Inc. for 156 Casitas. In order to meet our understanding of the potential demand, we been raising funds to secure raw materials ahead of need, to fund additional buildout of our initial factory, and to accelerate production.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, business development director, Galiano Tiramani, and our lead engineer, Kyle Denman. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property. Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Through our license agreement with our affiliate Build IP, LLC, Boxabl's patented shipping technology allows us to serve large geographic areas from one Boxabl factory. With this shipping technology, we believe that the location of our flagship factory in North Las Vegas, Nevada will be able to produce products that can be delivered to anywhere in the US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our "Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components results in significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions.

Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in January 2021 were a seasonally adjusted annual rate of 1,580,000, which represents a 6.0% reduction from the estimated housing starts in December 2020 of 1,680,000, and 2.3% below the January 2020 rate of 1,617,000. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction, that may be abating. For instance, the US Census Bureau reported 1,881,000 seasonally adjusted building permits in January 2021, which is 10.4% above the December 2020 estimate of 1,704,000, and 22.5 above the January 2020 rate of 1,536,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, almost 5000 ADU permits were issued last year. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. in length room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug and play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off the shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Historically, wood has been used for building construction because it is convenient and available. Wood burns, rots, molds, degrades, and generally has many characteristics that you wouldn't want in a permanent building structure. Further, due to warping, its dimensions are usually not accurate enough to make it compatible with precision robotics. Our wall design doesn't use standard lumber framing, instead we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and concrete board. We are able to sources these materials from multiple vendors, and are not reliant on any particular vendor. Unlike wood construction, our panels are less likely to burn, rot, mold, attract bugs or degrade. They are also compatible with automation, computer numerical control (CNC), and the factory environment.

Product Features

The Boxabl building system has many features and solutions that reduce pain points for builders and offer an attractive product for consumers.

Resilience	Structural
• Fire resistant	• Snow load rated
• Flood resistant	• Hurricane wind load rated
• Bug resistant	• Seismic rated
• Mold resistant	• Ultra light, requiring smaller equipment to move
	• Unit to unit connection - unlimited connection horizontally, 3 unit tall stack allowance

Design and Engineering	Energy
	• Will qualify for top energy rating
• Connects to any foundation	• Dramatically reduced energy bills
• Packs down for low cost shipping - unfolds to 2.5x volume	• Smaller sized HVAC
• Sealing gaskets at joints	• Minimal thermal bridging

• Crane pick points for faster setting	• Perfectly tight envelope
• MEP network channel - precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC etc.	• High R values continuous EPS insulation
• 20x20 up to 20x60 room modules	• High efficiency Appliances and LED lights for minimal energy requirement
• Multiple floor plans of room modules for millions of combinations	
• Reduced components designed for factory automation	
• Streamlined production process similar to automotive assembly rather than modular	
• Weatherproof roofing membrane ships with unit	
• Unpacking system included that does not require heavy equipment for assembly	
• Simple field assembly does not require skilled labor apart from site work	
• Pre-plumbed for on-site hook up - does not require crawl space	
• All finishing work, paint, trim etc. inside and out ships complete	

<u>Approval</u> • Pre-approved modular design for easy permitting • Mix and stack building system for easy custom plans • Full testing, fire, energy, structural	

Applicable Regulation

Our Boxes fall under state modular home building codes. As our Boxes are mass produced, we will be able to obtain approvals to meet each state modular home building code. For modular homes, states require the approval of a third-party testing and inspection company, which will conduct product testing and factory inspections. There are a number of services to provide such testing, and we have engaged a third-party to do that testing. We are confident in our ability to obtain the required third-party approval, and have previously received approvals for the Casita to be used at the builder trade show in Las Vegas following submitting engineer reviewed plans to the City of Las Vegas. If third party testing requires changes in our structures, we believe we will be able to quickly adjust and still deliver our foldable Boxes.

Builders will still be required to obtain local building permits.

Price

Our production and shipping advantages allow us to sell our Boxabl Boxes as competitive prices. The retail price for our initial product "The Casita" is projected to be $50,000, representing about $120/sq. ft. Setup costs of assembly and connection to water and electric services would be in addition to this amount, increasing the total price by an additional $5,000 to $50,000 depending on builder fees. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost conscious purchasers.

As we are able to increase our bulk purchasing, and introduce greater amounts of automation during the production process, we may be able to reduce the consumer price in the future to capture a larger market. That said, based upon the pre-order interest we have received, the current consumer price has not been off-putting.

Core Technology

The core technology covering the structure of the Boxes and transportation system used by the company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space. The technology is held by Build IP, LLC, a Nevada limited liability company controlled by Paolo Tiramani. Build IP, LLC has issued an exclusive license agreement to the company and will not use the technology in competition with the company. Build IP LLC will focus on protecting the patents to prevent potential infringement by competitors.

Exclusive License

Boxabl entered into the exclusive license with Build IP, LLC on June 16, 2020, which was amended in November 2021. The license will continue in perpetuity unless terminated by written agreement of Boxabl and Build IP, LLC, or by reason of default for (1) failure to pay, (2) failure to perform any material obligations under the license, or (3) insolvency of either party. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Boxes to Build IP, LLC. Boxabl has the right to sublicense any of the rights and obligations under the exclusive license, which will facilitate our anticipated factory franchise business model.

Patents

Boxabl has rights to issued and pending patents from Build IP LLC for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves, and includes innovative delivery and assembly equipment and techniques. To date, Build IP LLC has been awarded six US patents and two Canadian patents.

The following table identifies the patents to which Boxabl has rights through the license from Build IP LLC:

Structure Patents

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
CA	Modular Pre-Fabricated House	Patented	2,442,403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Patented	16/143,598	9/27/2018	10,688,906	6/23/2020

US	Customizable Transportable Structures and Components Therefor	Patented	16/804,473	2/28/2020	10,829,029	11/10/2020
US	Customizable Transportable Structures and Components Therefor	Patented	15/931,768	5/14/2020	10,926,689	2/23/2021
PCT	Customizable Transportable Structures and Components Therefor	—	PCT/US18/53006	9/27/2018		
EU	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020		
CA	Customizable Transportable Structures and Components Therefor	Patented	3,078,484	4/3/2020	3,078,484	7/13/2021
US	Foldable Building Structures with Utility Channels and Laminate Enclosures	Patented	16/786,130	2/10/2020	11,118,344	9/14/2021
US	Foldable Building Structures with Utility Channels and Laminate Enclosures.	Pending	17/245,187	4/30/2021		
PCT	Foldable Building Structures with Utility Channels and Laminate Enclosures	—	PCT/US20/17524	2/10/2020		
AU	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	2020221056	7/2/2021		
CA	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	3,129,693	8/9/2021		
CN	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	202080014606.4.	8/13/2021		
EU	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	20 755 992.3	9/14/2021		
JP	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	2021-547830	8/13/2021		
MX	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	MX/a/ 2021/0097120	8/12/2021		
SA	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	521422646	7/28/2021		

US	Enclosure Component Perimeter Structures	Pending	16/786,202	2/10/2020		
PCT	Enclosure Component Perimeter Structures	—	PCT/US20/17527	2/10/2020		
CA	Enclosure Component Perimeter Structures	Pending	to be provided	8/9/2021		
CN	Enclosure Component Perimeter Structures	Pending	202080014607.9	8/13/2021		
EU	Enclosure Component Perimeter Structures	Pending	20 755 993.1	9/14/2021		
JP	Enclosure Component Perimeter Structures	Pending	2021-547829	8/13/2021		
US	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	16/786,315	2/10/2020		
PCT	Equipment and Methods for Erecting a Transportable Foldable Building Structure	—	PCT/US20/17528	2/10/2020		
US	Enclosure Component Sealing Systems	Pending	63/181,447	4/29/2021		
US	Enclosure Component Edge Seal Systems	Pending	17/513,176	10/28/2021		
US	Enclosure Component Compression Seal Systems	Pending	17/513,207	10/28/2021		
US	Enclosure Component Shear Seal Systems	Pending	17/513,266	10/28/2021		
PCT	Enclosure Component Sealing Systems	Pending	PCT/US21/56415	10/25/2021		
US	Folding Beam Systems	Pending	63/188,101	5/13/2021		
US	Foldable Transportable Buildings	Pending	63/192,349	5/24/2021		
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	63/196,400	6/03/2021		
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	17/504,883	10/19/2021		
US	Wall Component Appurtenances	Pending	63/211,712	6/17/2021		

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Patented	16/143,628	9/27/2018	11,007,921	5/18/2021
PCT	Wheeled Assembly for Item Transport	—	PCT/US18/53015	9/27/2018		
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020		
Canada	Wheeled Assembly for Item Transport	Allowed	3,078,486	4/3/2020		

Factory Patent

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Enclosure Component Fabrication Facility	Pending	63/136,268	1/12/2021		

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisee with raw materials, custom equipment, branding, proprietary components, quality control, and other services. As of March 31, 2022, we have received interest from over 440 parties that would like to partner with us as franchisees from 17 states and 25 countries. About 260 of these inquirers indicated they have at least $5 million to spend on startup of these factories. To date, we have not requested any payment from any of these parties as we feel it is premature. We do not yet have controls or procedures for evaluating potential franchisees, and will develop these procedures after evaluating the operations of our starter factory.

While these initial stages for the company will be capital intensive as we develop our operations and outfit our starter factory, once moving into a focus on the factory franchise business model, we believe that we will be able to scale operations without continuous infusions of capital.

While the company has received a considerable amount of positive media coverage, that coverage has been mostly prospective and has not included detailed looks and reviews of our Casita. To remedy that, we are considering construction of a showcase community in the Las Vegas area to allow for evaluation of our Boxes through a controlled, real-world test. We have not yet committed to this idea, and have not allocated any potential proceeds from our ongoing securities offering to the showcase community.

Our Starter Factory

Our starter production facility has now been built and is expected to produce six Boxes per shift once we ramp up production. We worked with industry leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. If we are able to achieve the plan as set out by our consultants, this would result in constructing approximately 400 Boxes in the first year, and 3,600 in the second year once we reach standard production, which would consist of two shifts per day, six days a week. The Boxes and panels will move through stations in the factory where different sections are completed. Our current factory design utilizes ten stations. We entered into a lease for our starter production facility on December 29, 2020, which we took possession of on May 1, 2021 on a sixty-five month lease. The facility features 173,720 square feet of usable floor space, which we have begun to outfit with capital equipment necessary for the contruction of our Boxes. We believe this factory should create approximately 300 new direct jobs when fully staffed. Many more indirect jobs will be created on the building sites by our customers when they are using our modules to build.

Additional Production Facilities

We intend to undertake additional research and development expenditures relating to the planning for expanding into a second production facility. We have not yet determined a location, which would involve a variety of factors, such as transportation networks, facility availability, as well as tax or other financial incentives. The knowledge gained from our starter facility and additional production facilities will assist with the expansion into the franchise model.

Our Customers

In 2019, Boxabl delivered the first prototype at the Builders Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of "reservations" from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits; they are not a guarantee of future revenues.

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU, we built three more units for the show. In January 2020, we debuted the "Casita" at the Builders Show and again received a high level of interest from potential customers. Rather than just making available "reservations", we began taking deposits for position on our waitlist. As of December 30, 2021, we have received over 4,000 deposits from potential customers of $100, 200, or $1,200 for over 4,400 Casitas, and in total we have received interest from more than 70,000 additional potential customers wishing to reserve their place in line for when production of the Casita begins. As of December 30, 2021, we have not delivered any Casitas to persons on the waitlist. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits for the 4,700 Casitas will result in actual orders, demonstrating the potential for generating revenue immediately following our planned production facility being fully operational.

Further, if each of the 70,000 potential customers, who have all agreed to our Room Module Order Agreement, purchases a single Casita, that extrapolates to potential revenue of more than $1 billion. While it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

Initial Purchase Orders

In December 2020, the company received two purchase orders from ADS, Inc., to deliver 156 Casitas to the federal government. These purchase orders represent approximately $10 million in gross revenues to the company upon delivery of the Casitas. The payment schedule under the purchase orders is as follows:

- 25% down upon receipt of the purchase order;
- 25% 120 days following receipt of the purchase order; and
- The remaining balance upon delivery of the Casitas.

Boxabl has received $4,622,784 million under the terms of the contract as of March 14, 2022. Two payments are remaining, the final payment due upon the Casitas delivery. Upon mutual agreement between the parties, the delivery schedule for shipping the Casitas has been modified to account for supply chain challenges. As of March 14, 2022 we have shipped 98 Casitas. The below schedule sets out the agreed to production completion targets:

Week Of	Cumulative Total By End of Week
3/14/2022	105
3/21/2022	113
3/28/2022	121
4/4/2022	129
4/11/2022	137
4/18/2022	145
4/25/2022	153
5/2/2022	156

If we are not able to deliver upon the order, we will be required to refund any amounts paid for Casitas that were not delivered.

The purchase orders are subject to certain standard "Terms and Conditions of Purchase" which provide, among other terms, that:

- The purchase is subject to the terms of the purchase orders;
- The purchase is subject to standard commercial limited warranty;
- Boxabl is acting as an independent contractor;
- ADS may terminate the purchase orders for any reason, while Boxabl may only terminate for cause;
- Boxabl will indemnify ADS for any breach by Boxabl;
- Boxabl must be in compliance with federal government procurement regulations including being an equal employment opportunity employer, federal export controls, and regulations of the Office of Foreign Asset Control.

The company has also agreed to certain requests in a statement of work which includes: removal of the side window, removal of the back door, modifications to the closet, replacement of the front door, adding blinds, and removing the fireplace.

Competition

Our competition can be broken into the following categories:

- Stick built: Traditional home building method, accounts for majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.
- Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.
- Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.
- Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see startups such as Blockable, Katerra, Factory OS, and Rad Urban, as direct competitors, but will also benefit from their efforts to make innovative design and construction the new norm in home building.

Employees

The company currently has 25 administrative staff and 50 production line staff, all full-time employees. This number experiences some fluctuation, and we expect to increase hiring as we continue to scale up production at our facility.

Litigation

On November 19, 2021, a former employee filed a complaint against the company and its executive officers and directors in the Eighth Judicial District Court of Clark County, Nevada, claiming breach of contract and wrongful termination. The company denies the merit of the allegations.

We know of no other existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

THE COMPANY'S PROPERTY

Our principal offices and initial construction space is located at our manufacturing facility at 5345 East Centennial Parkway, Las Vegas, Nevada. The mailing address is 5345 E N. Belt Rd., North Las Vegas, 89115. Leasing information is described below.

Initial Manufacturing Facility

On December 29, 2020, we entered into a lease for industrial space which we will make into our initial manufacturing facility. We will take possession of on May 1, 2021 on a sixty-five month lease. The address of the facility is 5345 E Centennial Pkwy, Building 1, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 1 located at 5345 East Centennial Parkway, North Las Vegas, NV 89115
Square Feet:	173,720 rentable square feet
Commencement Date:	May 1, 2021
Term:	65 months commencing on May 1, 2021 and ending August 31, 2026; the company's first five months of rent have bene abated by the landlord, and the company will begin making monthly rent payments on October 1, 2021.
Security Deposit:	$525,000

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$87,728.60*
	13 – 24	$90,360.46
	25 – 36	$93,071.27
	37 – 48	$95,863.41
	49 – 60	$98,739.31
	61 - 65	$101,701.49

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Facility Capacity

With this new facility, we believe we will be able to manufacture approximately 3,600 Casitas per year.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future. The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have only recently begun to record revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in securities offerings to cover these additional costs until we are able to generate significant revenue.

The company has realized significant operating losses to date and expects to incur losses in the future. The company has operated at a loss since inception, and these losses are likely to continue. Boxabl's net loss for 2020, as reflected in its audited financial statements, was $1,162,792 (audited), and its net loss for 2021 was $10,577,595 (unaudited). Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company's auditor has prepared its audit report on the basis of the company continuing to operate as a going concern. The company's auditor has issued a "going concern" opinion on the company's financial statements. The company incurred a net loss of $1,162,792 for year ended December 31, 2020, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring additional facilities space, and skilled labor. To date, we have limited experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

We have recently outfitted our initial manufacturing facility to begin production as the scale necessary to make the business viable. We will be required to further outfit our initial manufacturing space in the Las Vegas area for our Boxes and to refine the manufacturing process. Our business relies on being able to produce our Boxes at scale, which can only be done once we refined our manufacturing process for specialization of functions. If we are not able to refine our processes to achieve production at scale, our financial results may be negatively impacted.

We have accepted deposits for a product we are not yet able to produce at scale. We have accepted deposits ranging for $100, $200, or $1,200 from approximately 4,000 prospective customers as of December 30, 2021. These deposits are being recorded as liabilities of the company and have not been maintained in a segregated account. As such, if the company is not able to deliver the requested product, we will be obligated to return the deposit, whether funds are available or not. If the prospective purchaser merely decides to not purchase a Box once they are available, they will forfeit their deposit.

Volatility in commodity prices and product shortages may adversely affect our gross margins. Volatility in commodity prices and product shortages may adversely affect our gross margins. Our Boxes contain commodity-priced materials. Commodity prices and supply levels affect our costs. For example, steel is a key material in our Casita. The price of steel will vary based on the level of supply in the market, and demand from other users. Any shortages could adversely affect our ability to produce our Boxes and significantly raise our cost of their production. Further, our ability to pass on such increases in costs in a timely manner depends on market conditions, and the inability to pass along cost increases could result in lower gross margins.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Risks Related to Capital Stock of the Company

Any valuation at this stage is difficult to assess. Previous sales prices of our capital stock was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this report. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected timelines in our "Plan of Operations". Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company. The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid. There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

We may have offered securities in violation of the Securities Act of 1933, which could give certain purchasers of our shares the right to seek refunds. On September 19, 2021, an article was published by the *Las Vegas Review Journal* featuring an interview with the company's CEO, Paolo Tiramani. The article includes a discussion of the fundraising efforts of the company, and does not include the legends required by Rule 255(b) under Regulation A under the Securities Act of 1933. While we believe the article is not an offering of securities, it is possible that another party may consider the article to be an offer, and raise a claim that the company violated Section 5 of the Securities Act of 1933 related to sales of securities in this offering. Liability for violations of Section 5 of the Securities Act is determined under Section 12(a)(1) of the Securities Act, which provides that any person who violates Section 5 is liable to any purchaser, who may recover the consideration paid, with interest. Section 13 of the Securities Act limits the time period for recovery under such violation as one year after the violation upon which it is based, which would be September 19, 2022—one year from the publishing of the article.

Section 12(a)(1) is a strict liability provision, and does not require a showing that the investor was influenced by the article. As such, up to September 19, 2022, we may be confronted with claims to rescind any investment made. This will create a degree of uncertainty regarding our financial position and any claims by investors may harm our financial position whether or not we are able to assert a successful defense to any claim.

Investors have joined as Stockholders under our Stockholders Agreement. The company has established a Stockholders Agreement between itself, Paolo Tiramani, Galiano Tiramani, and each new stockholder to the company. The agreement provides for among, other items, control of the directorships of the company by Paolo Tiramani and Galiano Tiramani, and restrictions on transfer of the securities. As such, this agreement places contractual restrictions on the ability of investors to exercise rights traditionally associated with equity ownership in a company. For instance, an investor would not be able to resell or otherwise dispose of their shares in the company without complying with Article III of the Stockholders Agreement, which establishes certain permitted transfers, and transfers that must be approved by the company's Board of Directors.

Investors should carefully review the terms of the Stockholders Agreement, as well as the summary discussion included under "Securities Being Offered—Stockholders Agreement", and be certain they are willing to accept the contractual terms of the Stockholders Agreement limiting their ability to exercise full control of their shares. In addition to the forum selection provisions and jury trial waiver described below, for further emphasis the company is highlighting the following risks associated with the Stockholders Agreement:

The Stockholders Agreement places limitations on the transferability of our securities.

Pursuant to Article III of the Stockholders Agreement, investors will not be allowed to transfer shares, except under limited circumstance following approval of the Board of Directors of the company. Investors should note that these restrictions on transferability are in addition to any restrictions provided by statute or regulation. This means that investors will not be able to dispose of their shares on their own volition without satisfying the requirements of the Stockholders Agreement.

The Stockholders Agreement ensures that the company will be controlled by Paolo Tiramani and Galiano Tiramani while the agreement is in place.

Under the Stockholders Agreement, each of Paolo Tiramani and Galiano Tiramani have the sole right to appoint one director, as well as jointly appoint a third director. No other stockholder currently has any right to appoint directors to the company's board of directors. This means that investors will have no control over the management of the company, or policy setting role of the board of directors. Instead, investors must rely on the efforts of Paolo Tiramani and Galiano Tiramani.

Investors who are married will be required to deliver a spousal consent to the Stockholders Agreement.

The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Stockholders Agreement if no spousal consent was provided to the company.

Investors may not be entitled to a jury trial with respect to claims arising under the subscription agreement or Stockholders Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. Investors are bound by the subscription agreement and Stockholders Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement or Stockholders Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under one of these agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement or Stockholders Agreement with a jury trial. No condition, stipulation or provision of the subscription agreement or Stockholders Agreement serves as a waiver by any holder of our shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Our Articles of Incorporation, Stockholders Agreement, and subscription agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.

Articles of Incorporation

Our Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions:

- brought in the name or right of the Corporation or on its behalf;

- asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company's stockholders;

- arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Nevada Revised Statutes or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws;

- to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or

- asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Stockholders Agreement

Our Stockholders Agreement includes a forum selection provision that requires any suit, action, or proceeding based in contract or tort arising from the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Subscription Agreement

Our subscription agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the subscription agreement be brought in a state of federal court of competent jurisdiction located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Fulltime with the company?
Executive Officers				
Paolo Tiramani	Founder and CEO	61	Since December 2017	Yes
Directors				
Paolo Tiramani	Director	61	Since June 2020	
Hamid Firooznia	Director	74	Since June 2020	
Galiano Tiramani	Director	33	Since June 2020	
Significant Employees				
Kyle Denman	Senior Engineer	29	Since December 2017	Yes
Galiano Tiramani	Business Development	33	Since December 2017	Yes

We are a small core team with a diverse background that is ready to hire appropriate industry expertise once we begin factory setup.

Paolo and Galiano Tiramani are father and son.

Officers and Significant Employees

Paolo Tiramani, Founder and Chief Executive Officer, Director

An industrial designer and mechanical engineer, Paolo has over 150 patent filings which have generated more than $1 billion in retail sales. Paolo founded Boxabl in 2017 and has funded Boxabl to date through his intellectual property investment company 500 Group Inc., which has been in operation since 1986. Paolo also founded Supercar System in 2014. Paolo moved operations to Las Vegas Nevada two years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company.

Kyle Denman, Senior Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology, and joined Boxabl in 2017 following fist working with Paolo at Supercar System, where he started in 2016. A graduate in Mechanical Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle has been swinging a hammer since he was 12 years old for his family owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

Galiano Tiramani/ Business Development, Director

Galiano is an entrepreneur who has previously founded two companies prior to joining Boxabl. The first company was a cryptocurrency exchange and ATM network, which acts as a custodian for customer funds that had an annual trade volume in excess of $10 million. Galiano also founded and operated a large green farming and processing facility which was sold in 2018. Boxabl will be Galiano's third company he hopes to make fully operational and revenue generating.

Hamid Firooznia, Director

Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals. Hamid is a partner in a New York State CPA firm for over 35 years. He holds a bachelor's degree in economics and master's degrees in business administration in accounting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended 2021 the company compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paolo Tiramani	CEO	$396,000	—	$396,000
Galiano Tiramani	Business Development	$395,999.98	—	$395,999.98
Kyle Denman	Senior Engineer	$119,493.04	—	$119,493.04

For the fiscal year ended December 31, 2021, we did not compensate our directors for their services as director to the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2021, following the 10-for-1 forward split, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Paolo Tiramani(1)	2,220,000,000 shares of Common Stock	(2)	74%
Common Stock	Galiano Tiramani(1)	780,000,000 shares of Common Stock	(2)	26%
Common Stock	Officers and Directors as a Group	3,000,000,000 shares of Common Stock	—	100%

(1) C/o Boxabl Inc., 5345 E. No. Belt Rd., North Las Vegas, NV, 89115.

No holder of the company's Series A Preferred Stock holds a 10% or greater interest of that class of securities

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Intellectual Property License

Boxabl entered into the exclusive license with Build IP, LLC on June 16, 2020, and amended in November 2021. Build IP, LLC is controlled by Boxabl's founder and CEO, Paolo Tiramani. The license will continue in perpetuity unless terminated by written agreement of Boxabl and Build IP, LLC, or by reason of default for (1) failure to pay, (2) failure to perform any material obligations under the license, or (3) insolvency of either party. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Boxes to Build IP, LLC. Boxabl has the right to sublicense any of the rights and obligations under the exclusive license, which will facilitate our anticipated factory franchise business model.

Operating Lease

Boxabl has a verbal agreement with a related party, 500 Group Inc., to provide office space to 500 Group Inc on a month-to-month basis. 500 Group Inc. is controlled by Boxabl's founder and CEO, Paolo Tiramani.

Related Party Loans

The company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest accrues on the entire principal sum of this promissory note beginning January 1, 2021. This loan was repaid in August 2021.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Articles of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Articles of Incorporation, and our Bylaws, and applicable provisions of the Nevada corporation law.

 Our authorized capital stock consists of 6,600,000,000 shares of Common Stock, with 3,000,000,000 outstanding as of March 20, 2022, and 3,400,000,000 authorized shares of Preferred Stock, with 261,334,510 shares outstanding as of March 20, 2022. Of the 3,400,000,000 authorized shares of Preferred Stock, 250,00,000 are designated as Non-Voting Series A Preferred Stock, 1,100,000,000 are designated as Non-Voting Series A-1 Preferred Stock, and 1,150,000,000 are designated as Non-Voting Series A-2 Preferred Stock. The outstanding shares reflect the company's 10-for-1 forward split, which was effective on November 23, 2021.

Non-Voting Series A-2, A-1 and Series A Preferred Stock

Voting Rights
Holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Right to Receive Liquidation Distributions
In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the "Preferred Payment" following the 10-for-1 forward split). This Preferred Payment represents a bonus those holders, as they paid the equivalent of $0.014 per share and are eligible for a Preferred Payment of $0.017 per share. The Preferred Payment for the Series A-1 Preferred Stock is $0.079 per share. The Preferred Payment for the Series A-2 Preferred Stock is $0.80 per share. Investors who received their shares of Series A-1 Preferred Stock in the company's offering under Regulation Crowdfunding at $0.071 per share will have the same Preferred Payment of $0.079 per share, representing a bonus to those holders as well.

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A-2, A-1 and Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company. By way of example, if in the event of liquidation the company were only to have distributable assets of $0.50 for every dollar invested by the preferred stock holders, each holder of Series A Preferred Stock would receive $0.0085 per share held, the Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing.

Conversion Rights
Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A-2, A-1 and Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences
Holders of the company's Non-Voting Series A-2, A-1 and Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A-1 and Series A Preferred Stock.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors.

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Stockholders Agreement

All holders of the company's Common Stock and Series A-2, A-1 and Series A Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the company by Paolo Tiramani and Galiano Tiramani. The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the company for the company to undertake specified actions.

Restriction on Transfer

Holders of the Common Stock and Series A-2, A-1 and Series A Preferred Stock are restricted from transferring their shares, except under limited circumstance following approval of the Board of Directors of the company. The purpose of this provision is to grant a measure of control to the Board of Director to ensure that any transfer does not result in ownership interests by competitors of the company, or would create significant burdens or obligations for the company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the company as well as investors, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the company. However, an investor would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the company for any action that may be considered a breach of the Stockholders Agreement.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an IPO pursuant to an effective registration statement; (2) a merger or business combination resulting in the company being traded on a national securities exchange; (3) the date that there are no holders of the company's equity securities; (4) dissolution or winding up of the company; or (5) by unanimous agreement of the stockholders of the company.

Forum Selection Provision

The Stockholders Agreement requires that any suit or action based on contract or tort, or otherwise to enforce any provision of the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Judicial District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the Stockholders Agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Stockholders Agreement also provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders Agreement, including any claim under federal securities laws. By investing, the investor knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Spousal Consent

The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While, non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the share price of its Preferred Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are providing investors with our unaudited financial statements for the year ended December 31, 2021 that have been prepared by management. The unaudited interim statements may not include year-end adjustments necessary to make those financial statements comparable to our audited results for the year ended December 31, 2020. In the opinion of management, all adjustments necessary to make the unaudited financial statements not misleading have been included, and our management certifies the unaudited financial statements are true and complete in all material respects. You should read the following discussion and analysis of our financial condition in conjunction with these statements.

As part of our compliance with Tier 2 of Regulation A, we are undertaking an audit of our December 31, 2021 financial statements. Those statement will be provided as part of the filing of our Special Form 1-K, which is due July 29, 2022. We will also file an amendment to this Form C-AR to include those financial statements at that time.

Results of Operations

We have only recently commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our 2020 gross revenues were $90,000 compared with 2021 gross revenues of $1,955,794 (unaudited). Revenue in 2020 was generated from a sponsorship payment to attend the Builder Shows, and not from our anticipated future business activities, whereas revenue in 2021 was the result of delivering under our contract with ADS, Inc. This revenue was offset by an equal cost of revenue, for net revenues of $0, which accounted for costs of goods sold like raw materials and assembly costs, shipping, and labor.

As of December 31, 2021, no royalty-bearing sales have been made and no payments on the 1% royalty have been made to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

In 2020, we incurred $1,162,792 of operating expenses, compared to $10,577,595 in 2021 reflecting our significant increase in operating activity as we outfitted our manufacturing facility and began production of our Boxes. We anticipate that general and administrative expenses will continue to increase as we undertake activities surrounding production of our Boxes. These expenses are reflected in our financial statements, which show $9,823,612 in general and administrative expenses for 2021. We expect an increase in rent, shop supplies, equipment, utilities, raw materials and payroll expenses as we ramp up operations.

Based on the foregoing, we incurred a net loss of $1,162,792 in 2020, compared to a net loss of $10,577,595 in 2021

Liquidity and Capital Resources

As of December 31, 2020, the company held $3,676,341 in cash, and $126,838 in prepaid expenses. At that time, we also had $126,689 in account payable current liability. Those deferred costs of sales were recognized as part of revenue in 2020. By December 31, 2021, we had increased our cash on hand to $21,421,130 as a result of the offering of convertible notes pursuant to Rule 506(c) of Regulation D described below, and our offering under Regulation Crowdfunding. In addition, as of December 31, 2021, we have accounts receivable of $488,940, inventory of $6,785,233 and other prepaids and deposits of $682,768.

Our operations were initially financed by our holders of Common Stock, who contributed $630,810 to the company in 2019, and $258,111 in 2018 in the form of member contributions when organized as a limited liability company. During 2020, the holders of our Common Stock financed the company through a promissory note, for which the proceeds were used for operations and manufacturing three Casita prototypes. As of December 31, 2021, the loan has been repaid.

Beginning in July 2020, we undertook an offering of securities under Regulation Crowdfunding, which was also available to accredited investors pursuant to a concurrent offering under Rule 506(c) of Regulation D. The Regulation Crowdfunding offering closed in September 2020. Through these offerings, we received net proceeds of $989,749.99 on gross proceeds of approximately $1.07 million in our offering under Regulation Crowdfunding, and aggregate proceeds of $2,439,225 as of December 31, 2020, with an additional $265,250 received in 2021.

What was particularly exciting about the offering under Regulation Crowdfunding is how much interest we received. During the offering, we had received oversubscription interest from investors amounting to approximately $4 million. While we were restricted to only receiving gross proceeds of $1.07 million, it demonstrated to us there is great interest in the product, and interest from investors.

Beginning in November 2020, we commenced an offering of convertible notes pursuant to Rule 506(c) of Regulation D. We sought to raise up to $50,000,000 in that offering. The notes sold under that offering will convert into the Non-Voting Series A-1 Preferred Stock of the company upon qualification of this offering under Regulation A. As of February 8, 2022, we have sold $31,390,208 worth of convertible notes, representing 538,676,828 shares of our Series A-1 Preferred Stock, with $5,108,070 received prior to June 30, 2021. On February 8, 2022, we received an additional $1,000,000 from the sale of these notes.

Additionally, on May 3, 2021, the company filed a Form C to undertake an additional offering under Regulation Crowdfunding to at-first raise an additional $3.93 million under that exemption following amendments to Regulation Crowdfunding that went effective on March 15, 2021. This offering was amended to raise up to $5 million after 12 months had passed from the close of the company's 2020 Regulation Crowdfunding offering. Our 2021 Regulation Crowdfunding offering was terminated on November 12, 2021, and resulted in gross proceed of approximately $4.8 million, with $3,267,114 received prior to June 30, 2021.

On March 31, 2022, we were qualified by the Securities and Exchange Commission to undertake an offering under Tier 2 of Regulation A, seeking up to $70,000,000 in new proceeds to the company. Concurrently with this offering, we are also seeking to raise further capital from accredited investors pursuant to Rule 506(c) of Regulation D. We may seek up to $500,000,000 from those investors through the sale of our Series A-2 Preferred Stock in that offering, with $5,476,940 raised as of March 20, 2022. The sale of our Series A-2 Preferred Stock is on the same terms as in this offering under Regulation A, but offers pricing tiers to incentivize larger investments. The company also anticipates seeking an additional $500,000,000 in debt financing to advance its business objectives.

Inventory

With proceeds from our previous offerings discussed above, we have been able to begin production of Casita Boxes. The production process begins by acquiring raw materials, which have seen increased delivery delays worldwide. To get ahead of these delays, we are seeking additional funds as part of this offering to acquire those materials in anticipation of additional orders. As of December 31, 2021, we had $6,785,233 of inventory compared to no inventory as of December 31, 2020.

Deferred Revenue

As of December 31, 2021, our balance sheet reflects the amount received on the contracts for Boxes as deferred revenue of $5,467,334. Until we are able to complete delivery of those Boxes pursuant to those received orders, we will not be able to recognize those funds as revenue.

Customer Deposits

As part of our waitlist program for our Boxes, we have allowed for potential customers to reserve a place in line, or make small deposits towards the purchase of a Casita. As of December 31, 2021, we had recorded $1,767,424 in customer deposits as a liability to the company.

Expense Commitments

From the proceeds of these previous offerings and the current offering, we believe we have sufficient capital to begin producing Boxes that have been ordered in our manufacturing facility. On December 28, 2020, we entered into a sixty-five month lease for a site which we will make into our manufacturing facilities, with the lease date beginning May 1, 2021. The initial monthly rent is $87,728.60 per month for the first 12 months. We are required to deliver one month of lease payments, a security deposit of $525,000 and our share of operating expenses for the property prior to taking possession of the facility. This amount totals at $631,837.80.

Trend Information

An important milestone for the company was receiving deposits of $400,000 from over 2,000 potential customers, representing potential revenues of over $100 million. In total we have received interest from more than 70,000 potential customers wishing to reserve their place in line for when production of the Casita begins beyond our initial order with ADS, Inc. Each of these potential customers have agreed to our Room Module Order Agreement. Of that number, approximately 4,000 have placed deposits ranging for $100, $200, or $1,200 for over 4,400 Casitas. The purchase of a single Casita by each of those potential customers who have placed deposits represents potential revenue of $235 million, and potential revenue of over $1 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, they demonstrate significant interest for when we are able to begin scaling production.

Currently at our initial production facility, we believe we will be able to produce six Boxes per shift. We worked with industry leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. If we are able to achieve the plan as set out by our consultants, this would result in constructing approximately 400 Boxes in the first year, and 3,600 in the second year once we reach standard production, which would consist of two shifts per day, six days a week, and result in producing one Box every 90 minutes.

We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people and securing the supple of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. At this stage, the impact of our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, which supply magnesium oxide board. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

● not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

● taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

● being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

● being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our shareholders could receive less information than they might expect to receive from more mature public companies.

REGULATORY INFORMATION

Disqualification
No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings
The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS

Included as an exhibit with this Form C-AR.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boxabl, Inc.

By: */s/ Paolo Tiramani*

Paolo Tiramani, Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this annual report under Regulation Crowdfunding.

/s/ Paolo Tiramani

Paolo Tiramani, Chief Executive Officer, Director,
Principal Financial Officer, and Principal Accounting
Officer
Date: May 2, 2022

/s/ Galiano Tiramani

Galiano Tiramani, Director
Date: May 2, 2022

/s/ Hamid Firooznia

Hamid Firooznia, Director
Date: May 2, 2022